Filed by Brooks Automation, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Helix Technology Corporation
Commission File No.: 0-6866

This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 11, 2005 (the “Merger Agreement”), by and among Brooks Automation, Inc., a Delaware corporation (“Brooks”), Helix Technology Corporation, a Delaware corporation (“Helix”), and Mt. Hood Corporation, a Delaware corporation and a wholly-owned subsidiary of Brooks. The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Brooks and Helix on July 11, 2005, and is incorporated by reference into this filing.

The following is a transcript of a conference call held on July 11, 2005 to announce the Merger Agreement:

CORPORATE PARTICIPANTS

Mark Chung
Brooks Automation – IR Director

Ed Grady
Brooks Automation – President, CEO

Jim Gentilcore
Helix Technology – CEO, President

Robert Woodbury
Brooks Automation – SVP, CFO

CONFERENCE CALL PARTICIPANTS

Jim Covello
Goldman Sachs – Analyst

Ben Pang
Prudential Financial – Analyst

Mehdi Hosseini
FBR – Analyst

Tim Avery
Smith Barney – Analyst

Tim Summers
Stanford Financial Group – Analyst

John Pitzer
CSFB – Analyst

Tim Arcuri
Smith Barney – Analyst

Stephen Pelayo
Fulcrum Partners – Analyst

PRESENTATION

Operator

Good day everyone and welcome to the Brooks Automation and Helix Technology transaction conference call. This call is being recorded. At this time I would like to turn the call over to Director of Investor Relations for Brooks Automation, Mr. Mark Chung. Please go ahead sir.

Mark Chung - Brooks Automation – IR Director

Good morning and thank you for joining Brooks Automation and Helix Technology on our conference call to discuss a joint announcement this morning. Our press release announcing the transaction was sent out this morning at approximately 7:30 AM Eastern time. You may obtain a copy of the press release from the website of either company at www.Brooks.com or www.HelixTechnology.com, or you may call the investor relations department of either company to request a copy. In addition Brooks Automation issued a separate press release this morning containing the revised guidance for Brooks’ third quarter of fiscal 2005. You may obtain a copy of this press release from Brooks’ website at www.Brooks.com.

Today, giving the prepared statements on behalf of Brooks Automation is Ed Grady. He is President and Chief Executive Officer. Jim Gentilcore, President and Chief Executive Officer of Helix Technology, will provide prepared statements on behalf of Helix. After Jim finishes we will open up the call for questions. Bob Woodbury, Senior Vice President and Chief Financial Officer of Brooks and other executives of both companies are also present to help answer questions. The Q&A session will be limited to matters contained in today’s announcement with primary focus on the transaction. We will conclude the Q&A session at 10:00 AM Eastern sharp as we are on a tight schedule.

Let me caution that in the course of today’s call we will be making some forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements. I refer you to the section in our press release titled “cautionary statements concerning forward-looking statements” and the most recent filings of both companies with the Securities and Exchange Commission.

In connection with the proposed transaction Brooks plans to file a registration statement on Form S-4 containing a joint proxy statement prospectus with the SEC. We urge you to read the registration statement and any other relevant documents filed with SEC when they become available because they will contain important information about Brooks, Helix and the proposed transaction and related matters. The final joint proxy statement prospectus will be mailed to stockholders of Brooks and Helix. You will be able to obtain free copies of the registration statement and the joint proxy statement prospectus when they become available, as well as other filings with the SEC containing information about Brooks and Helix without charge from the investor relations group of either company or from either company’s website as well as the SEC’s Internet site.

Brooks, Helix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks and Helix stockholders in respect to the proposed transaction. Information regarding these participants is available at each company’s annual report and proxy statement and will be included in the registration statement and joint proxy prospectus.

Now I will turn the call over to Ed Grady.

Ed Grady - Brooks Automation – President, CEO

Thank you for joining us for this noteworthy occasion. Today I’m pleased to announce that Brooks Automation has signed a definitive merger agreement to acquire Helix Technology in a stock for stock exchange creating a premier subsystem supplier with trailing 12 months revenues of more than $720 million. Under the terms of the agreement Helix stockholders will receive 1.11 shares of Brooks’ stock and based on the closing price of Brooks’ common stock on July 8, 2005 the transaction valued Helix at $454 million.

Upon completion of this transaction which is expected to occur in the fourth calendar quarter of 2005, Brooks’ stockholders will own 61% and Helix stockholders will earn 39% of the combined company on a fully diluted basis. We believe this strategic combination creates strong value for the customers, employees and stockholders of both companies. We expect this transaction to be significantly accretive to Brooks’ earnings in fiscal year 2006.

Furthermore, we believe the complementary businesses and financial strength of the combined entity will enhance margins, improve cash flow from operations and help mitigate some of the volatility that both companies have experienced historically from the semiconductor industry business cycles. The combined company will have critical mass as a major vacuum system supplier to Tier 1 OEM customers leveraging the strong market leading tool automation products of Brooks and advanced vacuum technology of Helix. You will recall that OEMs or original equipment manufacturers largely source their vacuum tool automation internally but are starting to outsource this business to automation and subsystem suppliers and also EMS suppliers.

By integrating the content of Brooks and Helix we become the highest value choice. This exciting growth opportunity represents the fastest-growing segment of the tool automation market according to our estimates with a projected compound annual growth rate of over 30% from 2004 to 2008. By providing an integrated vacuum and atmospheric way for handling automation platform with high value added vacuum content, the combined company will be positioned to become the vendor of choice for semiconductor process tool manufacturers. We believe the individual companies are well positioned separately but significantly better together to pursue this considerable near-term growth opportunity.

Additionally, we believe that the strong global service and support capabilities of the Helix organization will substantially accelerate Brooks’ current focus on enhancing customer support for its large installed base of existing automation products to both OEMs and semiconductor fabs enabling the combined company to deliver more value to its customers. The new organization upon completion of the transaction will leverage the expertise of seasoned executives from both companies. We will create an office of the President with Jim Gentilcore as President and COO of the semiconductor products group and Joe Bellini as President and COO of the enterprise software group. I will continue to be President and CEO of the combined company.

The corporate organization will also include Bob Woodbury as CFO; Tom Grilk as corporate counsel and Bill Montone (ph) leading the human resources organization. I’m convinced that the new management team is one of the strongest, most experienced and deepest in the industry. As we start thinking of the integration of the two companies we see remarkable similarities in the corporate culture of both businesses and with our shared vision and common values particular emphasis on operational excellence. We anticipate minimal disruption to daily operations.

Additionally, there are essentially no product rationalizations that are needed due to the highly complementary nature of the two businesses. In fact, Helix has been a valued supplier to Brooks for many years. We both understand how to leverage the strength each party brings to the combined company. Once this transaction is completed we will focus on executing the integration plan to realize our goals for cost of synergies, implementing best practices enterprise wide and enhancing the value proposition to our customers.

I will be taking the lead on this integration leveraging my experience at KLA-Tencor and our consolidation of Brooks. I will have an integration team consisting of full-time and part-time members from both companies who will assist me. Jim and Joe with the key senior managers from both companies will focus on running the day-to-day operations. While each company has recently operated with a lean cost structure, over the past several weeks our key management teams have worked closely to identify and validate key operating synergies as we combine the two organizations. Our identified cost savings are about equally split between both fixed expenses and cost of goods. In total we have identified 10 million in synergies in the first year with incremental synergies thereafter.

One key near-term term cost improvement is that Brooks will take advantage of the Mexico sourcing strategies being implemented by Helix and Helix will be able to leverage the global sourcing network in eastern Europe and Asia established by Brooks. We are confident we can deliver on these cost savings expeditiously and will search out other areas for efficiencies over the next several quarters after closing the transaction.

In addition we intend to capture significant near-term tax synergies on the P&L on an ongoing cash flow basis. As we realize operating efficiencies going forward, the combined company will be well positioned to accelerate earnings growth and enhance its financial performance throughout business cycles and thereby benefit all the stakeholders of the combined enterprise. Beyond the cost saving and synergies we have identified several new product areas where we can bring to market new offerings leveraging the strong R&D and extensive IP portfolios of both companies.

On a more tactical level unrelated to this transaction you may have noted in the separate Brooks’ press release that our preliminary rollup of revenues for fiscal Q3 indicated that we finished the quarter slightly below our guidance range of $115 to $120 million. We believe revenues will be in the range of $111 to $113 million for Q3. The lower revenue is a result of push outs of two key software projects where Brooks’ software is the incumbent. However, the customers placed a freeze on all capital for one or two quarters. The rest of our business – the semiconductor OEM and factory hardware segments – delivered right on plan for the quarter.

Let me get back to our primary purpose today. We are very excited about the strategic business combination between Brooks and Helix as our combined company increases its content in the product offering for vacuum tool automation, the opportunity for growth and improved operating results is significant. With highly complementary products that provide an integrated platform for our customers, we become the easiest choice and greatest value for our customers while providing a great place to work for our employees and we believe better positioned for improved returns to our shareholders. This transaction brings together two great companies. This is a strategic combination, not a rollup or about merely increasing revenue. It’s about speeding growth and increasing product content and value to enhance financial performance and operating efficiency.

Now let me turn the call over to Jim for some remarks.

Jim Gentilcore - Helix Technology – CEO, President

Thanks Ed, and good morning ladies and gentlemen. First I would like to say that all of us at Helix are very excited about this transaction. We believe it makes tremendous sense from the standpoint of our customers, employees and above all our stockholders. Strategically the combined enterprise will be a leading provider of vacuum based, integrated subsystems. The combination supports our integrated vacuum solution strategy which is to win greater involvement in a customer’s tool. Our global customer support strategy has always been to leverage our service model from cryogenic vacuum systems to broader-based vacuum systems and eventually beyond, a strategy captured in the phrase “across the fab and beyond our products.” This combination gets us there much faster than we could have done on a standalone basis.

Moreover, as the industry continues its consolidation journey it is more critical than ever to have the size, scope and scale that enables us to compete successfully for continued market leadership. This transaction does that as well. Technologically Brooks excels at automation systems including those that operate in a vacuum. Helix excels at creating, measuring and controlling vacuums. Combining our technological skills will enable us to get maximum benefit from our R&D dollars.

Operationally Brooks has made tremendous progress over the past few years in improving its operational performance. Helix has a long-standing reputation for operating excellence. By combining our respective operating teams and pursuing a best practice approach we are confident that we can continue to drive outstanding operational performance in the years ahead.

Moreover, several of Helix’s top operational officers will have significant roles in the combined entity, particularly Bob Anastasi, who has driven the operational excellence of Helix, contributing our know-how and best practices to the new enterprise which should further long-term value creation for stockholders.

Financially the two companies have trailing annual revenues of more than 720 million. We had a solid position in the $2.5 billion hardware market that we serve. The combined enterprise will have a strong balance sheet to strengthen the solid market position. We believe the transaction will position that combined enterprise to accelerate its revenue and earnings growth and build significant value for our stockholders. In short, we believe that combining Brooks and Helix represents a very attractive opportunity for our customers, employees and stockholders.

Helix stockholders will be 39% owners of the combined enterprise and as such will be able to participate in the upside we believe this transaction will create. That’s why I’m solidly behind this strategic business combination and why the Helix Board of Directors unanimously supports it. We look forward to working with Ed and his colleagues to complete the transaction and we look forward to partnering with them in the years ahead to realize the full value of this merger for the benefit of all of our respective stakeholders.

I will now turn the call back to Mark.

Mark Chung - Brooks Automation – IR Director

Thank you. We will now open up the call for questions. Please be reminded that due to our time constraints you will be limited to one question only. Operator.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Jim Cabello (ph) with Goldman Sachs.

Jim Cabello - Goldman Sachs – Analyst

A question on the merger. Why now? This is something that has been talked about for some time. A lot of people thought something like this made a lot of sense for a long time. What was it that finally pushed it over the edge?

Ed Grady - Brooks Automation – President, CEO

I think Jim the reason we did this now is largely based on the fact that the two companies have come back and looked at this again and we see the benefit at this point with the outsourcing trend in the industry, the opportunities that we have together to serve that outsourcing trend in this market. So while there may have been opportunities in the past we see the opportunities going forward as much stronger and it was much more compelling at this point that we really integrate these two companies together. Jim, do you want to make a comment?

Jim Gentilcore - Helix Technology – CEO, President

I would just add to that Jim that our customers are making it very clear that they want fewer and stronger critical supply partners, and partners that can afford the infrastructure investment that is needed in this expanding global market. So the time is right for our two companies to come together because it allows us to avoid some of the investment that either side would have to make independently and to bring that to bear for our customers.

Mark Chung - Brooks Automation – IR Director

Next question please.

Operator

Ben Pang with Prudential Financial.

Ben Pang - Prudential Financial – Analyst

Could you talk about for Helix what are the growth products that drive the 30% combined overall growth rate?

Jim Gentilcore - Helix Technology – CEO, President

Well there are the growth products that are part of Helix today, our cryogenic vacuum systems continue to grow into important markets for both of us such as metrology.

Ben Pang - Prudential Financial – Analyst

Is that at 30%? Is that what you project that cryogenic pump at?

Jim Gentilcore - Helix Technology – CEO, President

Ben, I think you have misread the release. The 30% growth has been the outsourcing and growth of vacuum tool automation. If you look at the Dataquest numbers from 2004 to 2008 that is the growth we’re talking about. That’s not necessarily attributed directly to the Helix product lines alone. And as we see this 30% growth by putting these two companies together we create a compelling reason for companies to choose our combined company for that 30% growth opportunity.

Ben Pang - Prudential Financial – Analyst

Is the growth opportunity higher I guess with the combined Brooks and Helix?

Ed Grady - Brooks Automation – President, CEO

I am not sure that the growth opportunity is greater. I think the opportunity is that we become a more compelling choice because we have greater content and it’s much easier for customers to choose us. They don’t have to go to multiple suppliers. As Jim stated earlier they are looking to consolidate the supply base, and if you look at the added value of an EMS supplier it is significantly less than what a Brooks Helix combination can do. Any individual single subsystems supplier would not be able to bring to bear the value proposition that we can do together. So just back to Jim’s question, why do it now? Do it now because it makes sense in the dynamics and the current market and as we see this huge growth opportunity in the vacuum wafer transfer platform and the opportunity that surrounds that platform.

Operator

Mehdi Hosseini with FBR.

Mehdi Hosseini - FBR – Analyst

As a follow-up to the previous question I am wondering how you are going to leverage Helix’s exposure to services and how you’re going to scale that if that is part of the plan. Thank you.

Ed Grady - Brooks Automation – President, CEO

Clearly the service infrastructure at Helix is I consider that to be one of the premier service infrastructures in the semiconductor capital equipment industry. The learning, the knowledge that there will clearly help leverage the improvement in Brooks’ service support, over the history of the company Brooks has attacked the service business in a much different way. And we look at the Helix methodology as a much more successful model and our intention is to move the Brooks products into the Helix model on go forward basis.

Operator

Tim Avery (ph) with Smith Barney.

Tim Avery - Smith Barney – Analyst

I just wanted to ask a question about the cost savings. You said you’re going to save 10 million and you kind of left some upside possibly looking out. If you look at recent transactions, if you look at when Credence bought MP Test, (ph) they saved 25 million plus. You look at Mykrolis and Entegris, they are kind of indicating that they will save 15 million. That seems very conservative and it is probably closer to 20 to 25 million, something in that range. So I am wondering is that 10 million pretty heavily sandbagged number, because it seems like the more realistic number is more like 20 to possibly even a little more.

Unidentified Company Representative

Yes, Tim, I think that Ed had mentioned we do expect it in the first year we will realize 10, so obviously we will be exiting the year with a little bit higher run rate coming out that we will get in year two. So I think your number is probably – once we get everything fully integrated – it’s probably an annual run rate of about 15. Additionally, the tax synergies as well are pretty compelling, where Helix today is a taxpayer and with our deferred tax assets you will additionally pick up somewhere in the range of $6 to $8 million in tax synergies from the P&L basis as well.

Tim Avery - Smith Barney – Analyst

Bob, is that $6 to $8 million annually in ‘06? Is that what you are saying?

Robert Woodbury - Brooks Automation – SVP, CFO

Yet, it’s kind of like an ‘06 number, right.

Tim Avery - Smith Barney – Analyst

So kind of run rate exiting ‘06 you would say is roughly $15 million annual run rate on the synergies and you would save an extra $8 on the taxes.

Robert Woodbury - Brooks Automation – SVP, CFO

Correct.

Operator

Tim Summers with Stanford Financial Group.

Tim Summers - Stanford Financial Group – Analyst

I’m just curious particularly from the Helix standpoint have your OEMs been suggesting Jim, that you begin to partner or look for a partner with someone going forward?

Jim Gentilcore - Helix Technology – CEO, President

Yes, in many cases we’re already doing that, not as formally and certainly not nearly as significant as this opportunity. But we work with our OEMs, incorporate other suppliers, even good critical suppliers into what we offer to our OEMs. So I would say yes, most of our OEMs are asking us to – are trying to reduce the number of critical suppliers they have and strengthen those critical suppliers. We hear that on a regular basis from our OEMs.

Operator

(OPERATOR INSTRUCTIONS). John Pitzer from Credit Suisse First Boston.

John Pitzer - CSFB – Analyst

A quick question. I got on the call a little bit late, so sorry if you hit on this in the prepared remarks. But when you look at the $9 million shortfall in the June quarter, you characterize that as a pushout. Do you expect to recoup all that in the September quarter? And help me understand given the higher margin service business, what is the implication for gross margin in the June quarter? Thanks.

Robert Woodbury - Brooks Automation – SVP, CFO

Some of it will not be recoverable John in the next quarter. I think as Ed put it in his prepared remarks, the two large push outs we know what their incumbent customers as currently with Brooks with those platforms, but some of these guys have indicated that the software will defer until the first part of the year. As far as what the operational, we are still trying to roll the numbers up because of software you would clearly – it leads you to believe that the margin impact would be fairly significant. However I will tell you that we have done some pretty tight cost controls for the period and I think we can get a pretty good recovery on that. So I’m not expecting significant decline in that area but again we are still closing the book and taking a look at it.

John Pitzer - CSFB – Analyst

Do you expect to have the June quarter to be the trough quarter or is it too early to look out to the back half of the calendar year?

Ed Grady - Brooks Automation – President, CEO

We really see a couple of things. First is, I think the June and September quarters will be similar, but what we clearly see is the December quarter and March quarter are beginning to look much stronger. Nobody has a crystal ball out that far but what we’re hearing from our OEMs is they seen an uptick in their business and they expect that to happen in December/March quarters. So as we look across the industry I would say June and September could be the trough for Brooks.

John Pitzer - CSFB – Analyst

And then if I could ask a question on the acquisition. The SG&A synergies seem pretty easy to understand. Can you help me understand what the R&D synergies will be between Brooks and Helix?

Unidentified Company Representative

If you look at the vacuum technology itself that is used for the integrated vacuum systems at Helix and the vacuum automation systems of Brooks, a lot of the control technology, measurement and control technology, are very similar. In both cases we’re creating a vacuum. In one case for process vacuum, in the other case for transport. We think that with the talented development teams that we have in both companies we will be able to reduce some of the redundancies there. In fact afford that same R&D dollar to go further and to go after other new product opportunities for us.

Operator

Tim Arcuri with Smith Barney.

Tim Arcuri - Smith Barney – Analyst

Just a quick follow-up. Would you characterize these two push outs – it sounds like these are projects that have been on the backlog here for a while and the installation of these projects has just been pushed out. Would you characterize these as kind of one off situations or are these pretty indicative of what is happening out there in the next say, three to four months?

Ed Grady - Brooks Automation – President, CEO

Tim, these are very specific things. They were in the queue. They were to be booked this quarter to be shipped as license revenue this quarter. The customers just put a freeze on capital for two quarters in one case and for one quarter in the other case and we had still been selected; it is still our business. Probably be enhanced some because we will have more time to work through it but this is no specific trend. This is just a couple of unique things that happened in this quarter.

Robert Woodbury - Brooks Automation – SVP, CFO

As Ed said, Tim, these were not in backlog; these were orders. If you remember when we gave our guidance going into the quarter we were seeing a little bit of a timing window on the software order projections coming in. But again it was not backlog related, it was turnable business.

Operator

Tim Summers, Stanford Financial Group.

Tim Summers - Stanford Financial Group – Analyst

A question for Ed. You guys are trying to increase your share in the vacuum systems business with certain OEMs. Helix provides cryo pumps and I am not sure if cryo pumps are used in vacuum robotic or automation. But I am curious, does this acquisition or does this merger help your effort, a specific effort in increasing your share in the vacuum systems business?

Ed Grady - Brooks Automation – President, CEO

That’s exactly what this is targeted at. You read the code. The tier 1 and large OEMs who are outsourcing built things internally for years and years are outsourcing. They use Brooks’ products today; they use Helix products today. Putting the two of them together makes it a much more compelling and a much easier choice for these customers. So you read the code.

Operator

Mehdi Hosseini with FBR.

Mehdi Hosseini - FBR – Analyst

Just a follow-up question. If I recall correctly Brooks and Applied Materials have some sort of a services agreement and Applied is also one of the largest customers at Helix. So help us understand how that relationship is going to work out and you earlier mentioned that Helix’s service model is the better one. Would you expect any changes to the relationship within Brooks and aim at any kind of a follow-up comment, I appreciate it.

Ed Grady - Brooks Automation – President, CEO

Actually we see no change at all. Keep in mind the arrangement we have with Applied Materials is to service our 200 mm AMHS Legacy product and that relationship is going exceedingly well. Applied Materials is a fabulous company to work with. I think Jim can talk to you about how the Helix service strategy works but we see on the OEM side that the Helix strategy is a much more compelling strategy. Jim, you want to –

Jim Gentilcore - Helix Technology – CEO, President

Yes I would just add to that Menti, as you know our relationship on the service model with Applied is one of collaboration. Many times we are in their shoulder to shoulder in the fabs that we’re supporting together and we would intend to continue that. And there may be opportunities for us to work even more closely together.

Operator

(OPERATOR INSTRUCTIONS). Ben Pang with Prudential Financial.

Ben Pang - Prudential Financial – Analyst

Just a quick follow-up on the quarter results here. The two push outs you mentioned, one of the customers is going to hold off for two quarters and the other one for one quarter. Did I hear that right?

Ed Grady - Brooks Automation – President, CEO

Yes.

Ben Pang - Prudential Financial – Analyst

And you also mentioned I guess that there was no specific indication as to the near-term industry conditions. Could you comment on why there is this kind of freeze at this point because we are hearing the utilization rates are improving and it looks like the end demand remains pretty strong. What is going on to cause these customers to take this delay? Thank you.

Jim Gentilcore - Helix Technology – CEO, President

This is a software specific thing. If you look across multiple software companies you would see a similar behavior at Seybold Cognos and other companies out there. I think there is just a – right now just a lull in booking of software business on the enterprise level. Particularly in the semiconductor space; and I would say that these are two very isolated occurrences where there is a – one of the companies is doing some significant restructuring and they chose to delay their capital expenditures for two quarters. There is nothing significant or trendwise in this. As a matter-of-fact if we look to next quarter for the software business we appear to be right back on track with where we have been.

Ben Pang - Prudential Financial – Analyst

So you guys are expecting the one customer to come back in next quarter, right?

Jim Gentilcore - Helix Technology – CEO, President

Yes. Absolutely.

Operator

Stephen Pelayo (ph) with Fulcrum Partners.

Stephen Pelayo - Fulcrum Partners – Analyst

I know Helix has dominant market share with the implant and PVD markets, and I know Brooks obviously has dominant market share outside of the one large guy who has the captive robot. So I guess I am trying to figure out excluding Applied Materials doesn’t integration really open the doors for significant penetration outside of Applied Materials or are we really doing this to try to capture that last large bucket?

Ed Grady - Brooks Automation – President, CEO

Stephen I think the answer is it doesn’t really matter. It’s all of the tier 1’s that participate and I think Jim can comment more about the broader vacuum opportunities that he sees in Helix. So I think in general what we see is it’s not just one customer, let’s not focus on one. However that one customer clearly – this is clearly an opportunity for that one customer to have a stronger, a more compelling supplier but this is much broader than that. There are a number of customers out there were we can continue to gain significant added value to these customers.

Unidentified Company Representative

Michael Pippins (ph) here. The thing I would add Steve is that if you look at the large equipment makers in the U. S. they have many of them have outsourced on the atmospheric automation side. Not only the core models but the atmospheric systems. When you look at the vacuum side virtually none of the large equipment makers have outsourced at the system level. So the combination of having the Helix vacuum technology with our core modules will allow these large equipment makers to outsource at the system level and that is where the growth is. I think you have seen our charts for a long time where we’re saying its 4 or 5 market points a year of incremental outsourcing, but the real key for this is the systems business. These guys are buying pumps and they are buying robotics but they are not buying integrated systems and with the content from Helix and the content from Brooks, it makes us quite competitive to drive that system outsourcing.

Unidentified Company Representative

I would add to that Steve, that the vacuum processes go well beyond the one customer that you mentioned. Obviously you know the implant side of it, but there are vacuum processes, process vacuum processes used in all etched CVD, a lot of other areas where as Michael said, bringing an integrated content to those tools just opens up new opportunities for both. So we don’t think it is narrowly focused on one or just a few customers.

Stephen Pelayo - Fulcrum Partners – Analyst

Good point guys. Thanks.

Operator

That concludes the question-and-answer session today at this time. I would like to turn the conference back over to Mr. Mark Chung for any additional or closing remarks.

Mark Chung - Brooks Automation – IR Director

Thank you. Let me remind you that both Brooks and Helix will be at the Semicon West industry trade show in San Francisco beginning tomorrow Tuesday, July 12, 2005. Brooks will give a presentation at the JP Morgan miniconference on Tuesday July 12 at 1:30 PM Pacific which is 4:30 p.m. Eastern. Those wishing to attend this presentation should contact their JP Morgan Representative.

Then on Wednesday, July 13 Brooks will provide a webcast of its investor presentation from the Mosconi Center in San Francisco. This presentation will take place at 11 AM Pacific time which is 2 PM Eastern time. The webcast of this presentation will be available on the Brooks’ website, www.Brooks.com. Those wishing to attend this presentation should contact the Brooks investor relations department, attention Carol Collins at 978-262-2602. Jim Gentilcore of Helix will join Ed Grady and Brooks executives for both of these presentations. Thank you for joining us. This concludes our call today.

Operator

That will conclude today’s conference call. Thank you for your participation.

Important Additional Information to be Filed with the SEC

In connection with the proposed transaction, Brooks plans to file a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (“SEC”). Security holders of each company and other investors are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Joint Proxy Statement/Prospectus that will be part of the Registration Statement, when they become available because they will contain important information about Brooks, Helix, the proposed transaction and related matters. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of Brooks and Helix. Security holders and investors of Brooks and Helix will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Brooks and Helix, without charge, at the SEC’s Internet site (http://www.sec.gov). These documents can also be obtained, without charge, by directing a request to Brooks Automation, 15 Elizabeth Drive, Chelmsford, MA 01824, Attention: Investor Relations Dept., telephone: 978-262-2602, or at mark.chung@brooks.com; or to Helix Technology Corporation, Nine Hampshire Street, Mansfield, MA 02048, Attention: Investor Relations Dept., telephone: (508) 337-5111, or at investors@helixtechnology.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Brooks or Helix on their respective Web sites at www.brooks.com or www.helixtechnology.com.

Participants in Solicitation

Brooks, Helix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks and Helix stockholders in respect of the proposed transaction. Information regarding Brooks’ participants is available in Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004, and the proxy statement, dated January 10, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding Helix’s participants is available in Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated May 2, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

Cautionary Statement Concerning Forward-Looking Statements.

Statements in this document regarding the proposed transaction, and the expected timetable for completing the transaction, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Brooks’ and Helix’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Brooks and Helix stockholders to approve the transaction; the ability of Brooks to successfully integrate Helix’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Brooks’ and Helix’s filings with the SEC, including Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004 and Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Brooks and Helix disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.